FOIA CONFIDENTIAL TREATMENT REQUEST

November 13, 2007

VIA EMAIL AND FEDERAL EXPRESS

Mr. Ronald Winfrey

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549-0405

        Re:    Southwestern Energy Company

                        Form 10-K for Fiscal Year Ended December 31, 2006

                        Filed March 1, 2007

                        Form 10-Q for Fiscal Quarter Ended March 31, 2007

                        Filed May 1, 2007

                        Response Letter Dated June 6, 2007

                        File No. 1-8246

Dear Mr. Winfrey:

Reference is made to the letters dated May 23, July 19 and July 24, 2007 (the “Comment Letters”) to Greg D. Kerley, Chief Financial Officer of Southwestern Energy Company (the “Company”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) providing comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for Fiscal Quarter Ended March 31, 2007 and to the Company’s response letters dated June 6, July 25 and July 31, 2007. Pursuant to Rule 83 (17 C.F.R. 200.83), the Company requests confidential treatment of the supplemental information contained herein.

With respect to Comment 1 contained in the Staff’s letter dated July 24, 2007, the Company hereby confirms that [*].

*	Confidential treatment has been requested from the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

* * *

Please do not hesitate to contact the undersigned at (281) 618-4859 if you have any questions regarding the foregoing.

Very truly yours,

/s/  TRECIA M. CANTY

Trecia M. Canty

Assistant Secretary & Senior Attorney

cc:

H. Roger Schwall

Securities and Exchange Commission

Greg D. Kerley

Executive Vice President and Chief

         Financial Officer

Richard F. Lane

Executive Vice President

President, Southwestern Energy Production Company and

SEECO, Inc.

         Mark K. Boling

Executive Vice President and

General Counsel

FOIA Office (via facsimile and regular mail w/o enclosure)